United States securities and exchange commission logo





                            February 16, 2021

       Jeff Cooper
       Chief Financial Officer
       Guidewire Software, Inc.
       2850 S. Delaware St., Suite 400
       San Mateo, CA 94403

                                                        Re: Guidewire Software,
Inc.
                                                            Form 10-K for the
Year Ended July 31, 2020
                                                            Filed September 28,
2020
                                                            File No. 001-35394

       Dear Mr. Cooper:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended July 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
       Critical Accounting Policies and Estimates
       Revenue, page 87

   1. We note on page 87 that term license revenue increased due to new term license and multi-year renewal
deals. We also understand from your most recent earnings call that a lot of your term
license deals have "committed cloud pricing" in them. Please explain how a committed cloud
pricing works and whether it could be deemed a material right. Refer to ASC 606-10-55-41
through 45.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the staff.
 Jeff Cooper
Guidewire Software, Inc.
February 16, 2021
Page 2

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameJeff Cooper                            Sincerely,
Comapany NameGuidewire Software, Inc.
                                                         Division of
Corporation Finance
February 16, 2021 Page 2                                 Office of Technology
FirstName LastName